UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

July 31, 2020

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) as of July 31, 2020.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration file Nos. 333-223678, 333-219440 and 333-237186 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	British American Tobacco p.l.c. Half-Year Report to 30 June 2020

Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date: July 31, 2020